Exhibit 99.1

Tether to Emerge as Largest Shareholder of VCI Global (NASDAQ: VCIG) Following $100 Million OOB Token Transaction

Oobit platform is supported by Solana Co-Founder Anatoly Yakovenko, CMCC Global and 468 Capital, the OOB Token ecosystem connects stable-coin liquidity with public-market transparency

10 November 2025 | Globe Newswire

KUALA LUMPUR, Malaysia, November 11, 2025 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”) today announced that Tether Investment Limited (“Tether”), the world’s largest stable-coin issuer, is set to emerge as the largest shareholder of VCIG following the completion of a USD 100 million OOB token digital-asset-treasury transaction.

Tether (USDT) has a market capitalization of approximately USD 180 billion and maintains tens of billions of U.S. Treasury bills and cash equivalents in reserve, making it the most widely used and asset-backed stable-coin globally.

The OOBIT ecosystem — backed by Solana Co-Founder Anatoly Yakovenko, CMCC Global, and 468 Capital, powers a tap-to-pay and cross-border decentralized payments platform.

Following the transaction, VCIG will integrate the OOB token within its USD 100 million digital-treasury initiative to support future AI, fintech, and blockchain projects under its Nasdaq-listed governance framework.

About VCI Global Limited

VCI Global Limited is a cross-sector platform builder at the forefront of technology and financial architecture. The Company focuses on developing and scaling platforms across artificial intelligence, encrypted data infrastructure, digital treasury systems, and next-generation capital market solutions.

By integrating technology innovation with financial ecosystems, VCI Global enables enterprises, governments, and institutions to capture opportunities in the evolving digital economy. The Company’s strategy is centered on building scalable platforms that deliver resilience, efficiency, and long-term value across multiple high-growth sectors.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

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VCI GLOBAL LIMITED

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